

Mail Stop 4631

February 1, 2018

<u>Via E-Mail</u>
Mr. Jack D. Hightower
Chief Executive Officer
Pure Acquisition Corp.
c/o HighPeak Pure Acquisition, LLC
421 West 3rd Street, Suite 1000
Fort Worth, TX 761102

   Re: **Pure Acquisition Corp.**
     Draft Registration Statement on Form S-1
     Submitted January 5, 2018
     CIK No. 0001726293

Dear Mr. Hightower:

   We reviewed your draft registration statement and have the following comments. In some of our comments we may ask you to provide us information so that we may better understand your disclosure.

   Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe that our comments apply to your facts and circumstances or do not believe that an amendment is appropriate, please tell us why in your response.

   After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

<u>General</u>

1. Provide us copies of all written communications as defined in Rule 405 under the Securities Act that you or anyone authorized on your behalf present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, provide us any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

2. The inclusion of the option agreement deviates from the typical special purpose acquisition company and might alter fundamentally the structure of your plan of your operations. Please advise us of the genesis of the option agreement and explain the Securities Act implications of the proposed sale of securities to HighPeak LP at the time of the initial business combination. In your analysis, please address whether HighPeak LP would be deemed to be engaged in the distribution of the issuer's securities as that term is defined in Securities Act section 2(a)(11).

Calculation of Registration Fee Table

3. Specify the subparagraph of Rule 457 under the Securities Act upon which you relied to calculate the registration fee.

Effecting a Business Combination, page 6

4. Disclosure in the third paragraph indicates that you may obtain an opinion from an independent banking firm or another independent entity if your board of directors is unable independently to determine the fair market value of the target business or businesses and that your stockholders may not be provided a copy of the opinion or be able to rely on the opinion. It is unclear how the statement that your stockholders may not be provided a copy of the opinion or be able to rely on the opinion complies with requirements of the federal securities laws. Please advise and, as appropriate, revise.

Potential Conflicts, page 8

5. Disclosure states that your officers and directors have additional fiduciary duties or contractual obligations to other entities to which your officers and directors are required to present a business combination opportunity. Please expand the disclosure to indicate the number of other entities to which your officers and directors have additional fiduciary duties or contractual obligations to present a business combination opportunity.

6. Disclosure indicates that your sponsor, officers, and directors have agreed in a written letter agreement not to participate in the formation of or become an officer or director of any other blank check company until you have entered into a definitive agreement for your initial business combination or you have failed to complete your initial business combination within 24 months after the closing of the offering. Please advise what consideration you have given to filing the written letter agreement as an exhibit to the draft registration statement. See Item 601(b)(10) of Regulation S-K.

<u>Capitalization, page 53</u>

7. We note from your disclosure on page 20 that redemption of the public shares is independent of your liquidation and dissolution, which must be separately approved by your remaining shareholders and board of directors after such redemption. Please tell us why it is not appropriate to classify all of your shares within mezzanine equity under the guidance in paragraph 3f of ASC 480-10-S99-3A. In this regard, it appears that these securities are subject to a deemed liquidation event, not an ordinary liquidation event as described in this guidance.

<u>U.S. Holders, page 101</u>

8. Please delete the word "generally" throughout this section because the word may imply that investors cannot rely on the disclosure. Delete also the words "In general" for the same reason.

<u>Note 2 – Significant Accounting Policies, Basis of Presentation, page F-10</u>

9. You disclose that you do not have sufficient liquidity to meet your current obligations. However, your management determined that you have access to funds from the sponsor entity that are sufficient to fund your working capital needs until the earlier of the consummation of the proposed offering or minimum of one year from the date of issuance of these financial statements. Please tell us and disclose whether the sponsor has any agreement or obligation, either written or oral, to provide these funds to meet the working capital needs of the company.

<u>Subsequent Events</u>

10. Please disclose the date through which subsequent events have been evaluated in accordance with ASC 855-10-50-1(a).

<u>Exhibits, page II-4</u>

11. Please file the consents of the three director nominees. <u>See</u> Rule 438 of Regulation C under the Securities Act.

<u>Undertakings, page II-5</u>

12. Since this is not a Rule 415 offering, the undertakings in paragraph (a) are inapplicable to the offering. <u>See</u> Item 512 of Regulation S-K, and revise.

<u>Signatures, page II-7</u>

13. Your controller or principal accounting officer also must sign the registration
    statement. Further, any person who occupies more than one of the specified
    positions, for example, principal financial officer and controller or principal
    accounting officer, must indicate each capacity in which he signs the registration
    statement. <u>See</u> Instructions 1 and 2 for signatures on Form S-1, and revise.

    You may contact Tracey L. McKoy, Staff Accountant, at (202) 551-3772 or Melissa
N. Rocha, Senior Assistant Chief Accountant, at (202) 551-3854 if you have questions
about comments on the financial statements and related matters. You may contact
Edward M. Kelly, Senior Counsel, at (202) 551-3728 or me at (202) 551-3395 if you
have any other questions.


Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief
Office of Manufacturing and Construction


cc: <u>Via E-mail</u>
   Joe Dannenmaier, Esq.
   Amy Curtis, Esq.
   Thompson & Knight LLP
   1 Arts Plaza
   1722 Routh Street, Suite 1500
   Dallas, TX 75201